TRAVELPORT LLC
TRAVELPORT INC.
405 Lexington Avenue
New York, New York 10174
November 8, 2010
VIA FACSIMILE & EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Justin T. Dobbie

Re:	Travelport LLC and Travelport Inc. Registration Statement on Form S-4 (File No. 333-169741 and -01 to -26)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-169741 and -01 to -26) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Savings Time on November 9, 2010 or as soon as practicable thereafter.
We hereby acknowledge the following:
The registrant represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Very truly yours,

TRAVELPORT LLC

By:	/s/ Rochelle J. Boas
Name:	Rochelle J. Boas
Title:	Authorized Person

TRAVELPORT INC.

By:	/s/ Rochelle J. Boas
Name:	Rochelle J. Boas
Title:	Senior Vice President and Secretary